May 9, 2013

Filed via Edgar

Beverly A. Singleton

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bob Evans Farms, Inc.

Item 4.02 Form 8-K

Filed May 1, 2013

File No. 0-01667

Dear Ms. Singleton:

Below please find our response to the comment letter, dated May 2, 2013, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above referenced filing of Bob Evans Farms, Inc. (the “Company” or “Bob Evans”). For your convenience, we have included the original staff comment prior to our response.

Form 8-K, Item 4.02

1.	We have reviewed the disclosures included in the Item 4.02 Form 8-K that you will amend the interim financial statements included in your Form 10-Q for the quarterly period ended January 25, 2013 because of an error regarding the treatment of intercompany accounts in calculating the net book value of the Mimi’s Café business segment assets held for sale, and that the impairment charge previously recorded in the third quarter of fiscal year 2013 was understated by $45.7 million. Please tell us in more detail how the intercompany accounts were treated in calculating the net book value of the Mimi’s Café business segment assets held for sale that resulted in an overstatement of $45.7 million. Tell us which intercompany accounts were involved and how it was determined during the finalization of the closing sale entries that an error had occurred in arriving at the net book value of Mimi’s Café’s assets held for sale and that the amount of impairment charge had been understated.

Company Response:

On January 28, 2013, the Company entered into a definitive agreement for the sale of its Mimi’s Café operating segment. As a result of the definitive agreement to sell Mimi’s Café, the Company disclosed the related assets and liabilities as “held for sale” on the Company’s January 25, 2013 balance sheet included in its Quarterly Report on Form 10-Q for the quarterly period ended January 25, 2013. These assets and liabilities were recorded on the January 25, 2013 balance sheet at the lower of the carrying amount or fair value less costs to sell and the Company recorded an impairment charge of approximately $22.7 million to reduce the carrying value of the “net book value of assets held for sale”.

Securities and Exchange Commission

May 9, 2013

In anticipation of the closing of the Company’s books for the fiscal year ending April 26, 2013, an internal Company accountant began to prepare the final closing journal entries related to the Company’s sale of the Mimi’s Café business segment, which closed on February 15, 2013. An entry that had to be completed for this process was a determination of the “loss on sale.” In order to calculate the “loss on sale,” a comparison was completed of the Company’s estimated ending balance sheet for January 2013 (for the quarter ended January 25, 2013) with the Company’s ending balance sheet for the February 15, 2013 sale.

During the closing process, the internal Company accountant realized that there was a significant difference in the value of the “net book value of the assets held for sale” from the January to the February calculations. The “net book value of the assets held for sale” is calculated by removing the assets and liabilities (including the related intercompany receivables and payables) the Company expected to retain after the sale from the appropriate balance sheet.

The Company’s accounting software displays intercompany “assets” and “liabilities” with a plus sign, even though intercompany receivable accounts are debit balances and intercompany payable accounts are credit balances, both of which are located in the asset section of the balance sheet. The accounting software, however, is programmed so that it treats an asset as a positive number and a liability as a negative number, so the software recognizes the difference. The balance sheets were downloaded to a spreadsheet for purposes of performing the impairment analysis.

The internal Company accountant who prepared the original January calculation did not realize that the intercompany payables were displayed in the asset section of the January balance sheet, which required treatment as a liability. As a result, when that internal Company accountant completed the “net book value of the assets held for sale” calculation in January, the intercompany liabilities were incorrectly treated as assets retained by the Company. When the intercompany liabilities were removed from the January balance sheet, that action incorrectly reduced the “net book value of the assets held for sale.” This resulted in an understatement of the estimated “net book value of assets held for sale” in the January balance sheet and a corresponding understatement of the impairment charge recorded in the third quarter of fiscal 2013 in the amount of $45.7 million. Subsequent reviews did not identify the error.

Securities and Exchange Commission

May 9, 2013

We acknowledge that Bob Evans Farms, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Bob Evans Farms, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that you will find that we have been appropriately responsive to your comments. Please feel free to contact the undersigned at (614) 497-7559 at your convenience if you have any questions regarding this response.

Sincerely,
Bob Evans Farms, Inc.

/s/ Paul F. DeSantis

Paul F. DeSantis, Chief Financial Officer